Exhibit 12.1

W&T OFFSHORE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Income before income taxes	$215,759	$306,354	$290,026	$229,490	$177,594
Add: Fixed charges	66,006	32,891	2,967	3,581	3,822
Less: Capitalized interest	(25,100)	(13,238)	—	—	—

Earnings before fixed charges	$256,665	$326,007	$292,993	$233,071	$181,416

Fixed charges:
Interest expense, net of amounts capitalized	$37,088	$17,180	$1,145	$2,118	$2,508
Capitalized interest	25,100	13,238	—	—	—
Portion of rental expense representative of an interest factor	3,818	2,473	1,822	1,463	1,314

Total fixed charges	66,006	32,891	2,967	3,581	3,822
Preferred stock dividends (1)	—	—	—	1,385	8,957

Combined fixed charges and preferred stock dividends	$66,006	$32,891	$2,967	$4,966	$12,779

Ratio of earnings to fixed charges	3.9	9.9	98.8	65.1	47.5

Ratio of earnings to combined fixed charges and preferred stock dividends	3.9	9.9	98.8	46.9	14.2

(1)	Preferred stock dividends are adjusted to reflect the amount of pre-tax earnings required for payment. In connection with our initial public offering in January 2005, all outstanding shares of our preferred stock were converted into our common stock.